Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Provides an Update on the 2013 El Chanate Exploration Program

Toronto: September 12, 2013: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) is pleased to provide an update on its exploration program at the El Chanate mine located in Sonora, Mexico. The objective of the 2013 program is to further delineate mineralization within the existing open pit and expand the known mineralization along the Chanate trend in order to potentially convert this mineralization into mineral resources.

El Chanate Exploration Program

Since May, two reverse circulation drills have completed 80 holes (19,175 metres) to date within the current open pit and in the three target areas located along trend of the open pit (Rono, North West Extension and Loma Prieta) (Figure 1).

The drilling program within the current open pit has intersected a new type of mineralization below the ultimate open pit floor, which is significantly higher in grade than the current reserve grade and is hosted within a strongly silicified siltstone adjacent to a fault structure. Drilling highlights include:

Hole ID	From (m)	To (m)	Length (m)[1]	Grade Au g/t
CHCI-775	160.5	214.5	54.0	2.56
CHCI-776	126.0	174.0	48.0	2.90
CHCI-799	246.0	252.0	6.0	7.60
CHCI-836	246.0	270.0	24.0	2.70
1. Not true width

Outside the open pit, the drilling program is focused on three targeted areas along the Chanate Fault:

  The North West Extension area, located 50 metres northwest of the ultimate open pit design (Figure 2), where 24 of 26 holes intersected grades that are equal to, or exceed, current cut-off grades;

  The Rono target area, located 600 metres northwest of the ultimate open pit design (Figure 3), where 19 of 23 holes drilled in 2012 and 2013 intersected a broad zone of gold mineralization with grades that are equal to, or exceed, current cut-off grades; and

  The Loma Prieta target area, located 1.2 kilometres southeast of the ultimate open pit (Figure 4), where 11 of 18 holes have intersected a quartz vein structure with grades that are equal to, or exceed, current cut-off grades.

Drilling highlights include:

Hole ID	From (m)	To (m)	Length (m)[1]	Grade Au g/t	Target
CHCI-769	186.0	223.5	37.5	0.94	NW Extension
CHCI-800	169.5	198.0	28.5	0.67	NW Extension
CHCI-760	174.0	192.0	18.0	0.88	Rono
CHCI-761	67.5	109.5	42.0	0.50	Rono
CHCI-766	130.5	181.5	51.0	0.33	Rono
	171.0	178.5	7.5	0.74	Rono
CHCI-821	207.0	226.5	19.5	0.93	Rono
CHCI-815	60.0	79.5	19.5	0.78	Loma Prieta
CHCI-817	76.5	85.5	9.0	1.37	Loma Prieta
CHCI-818	79.5	88.5	9.0	0.58	Loma Prieta
CHCI-829	73.5	79.5	6.0	1.18	Loma Prieta
1. Not true width

TSX: AUQ / NYSE: AUQ

El Chanate Expanded Land Package

On June 28th AuRico completed an Option/Joint Venture agreement with Highvista Gold to explore approximately 11,600 hectares of claims located to the northwest of the open pit that provides access to an additional 15-20 km of the El Chanate Fault (Figure 5). The agreement grants AuRico the option to earn a 51% undivided interest in the El Chanate Extension by incurring an aggregate of $3 million in exploration expenditures over the next three years. The Company can earn a further 19% interest in the joint venture (bringing its aggregate interest to 70%) by funding the preparation of a feasibility or prefeasibility study on the property.

“The 2013 exploration program continues to report encouraging results from both the in-pit drilling program where intercepts reported grades significantly higher than reserve grades, as well as from the target areas that lie along the Chanate fault where the majority of holes were higher than current cut-off grades,” stated Chris Rockingham, V.P. Exploration. He continued, “The results to date provide additional confidence in the potential for resource growth and mine life extension at El Chanate.”

Quality Control – Analyses and Sample Location

Details of quality assurance/quality control procedures for sample analysis and drill holesurvey methodology are reported in the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliantTechnical Reports filed on SEDAR (www.sedar.com) on November 27, 2009 for El Chanate. Gold analyses for the project were performed by anaccredited commercial laboratory using standard fire assay procedures with an AA finish. The Companymaintains a Quality Assurance – Quality Control programincluding the insertion of commercial certifiedreference materials (CRM’s) and blanks in all its assay programs. Sample lengths are not necessarily true widths.

Qualified Persons

The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of AuRico’s geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Christopher Rockingham, P. Geol., V.P. Exploration, is responsible for theoverall supervision of the program at El Chanate.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Chris Rockingham	Anne Day
Vice President, Exploration and	Vice President, Investor Relations
Business Development	and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

TSX: AUQ / NYSE: AUQ

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson and El Chanate mine may not perform as planned; the risk that projects will not be developed accordingly to established budgets or timelines, changes in laws or regulations in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits, authorizations or approvals for operations or projects such as Kemess; contests over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; any decision to declare dividends; the implementation and continued availability of the dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; risks arising from the absence of hedging; adequacy of internal control over financial reporting; changes in our credit rating; and the impact of inflation.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; our ability to procure equipment and supplies in sufficient quantities and on a timely basis; the timing of the receipt of permits and other approvals for our projects and operations; our ability to attract and retain skilled employees and contractors for our operations; the accuracy of our reserve and resource estimates; the impact of changes in currency exchange rates on our costs and results; interest rates; taxation; and our ongoing relations with our employees and business partners.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured," "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred” resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

###

TSX: AUQ / NYSE: AUQ

Hole ID	From (m)	To (m)	Interval(m)	Grade Au g/t	Target
CHCI-759	No significant values				RONO
CHCI-760	174.0	192.0	18.0	0.88	RONO
CHCI-761	67.5	109.5	42.0	0.50	RONO
CHCI-762	154.5	177.0	22.5	0.38	RONO
CHCI-763	No significant values				RONO
CHCI-764	No significant values				RONO
CHCI-765	67.5	127.5	60.0	0.35	RONO
CHCI-766	130.5	181.5	51.0	0.33	RONO
CHCI-767	157.5	174.0	16.5	0.52	RONO
CHCI-768	213.0	250.5	37.5	0.24	NORTH WEST EXTENSION
CHCI-769	186.0	223.5	37.5	0.94	NORTH WEST EXTENSION
CHCI-770	165.0	228.0	63.0	0.28	NORTH WEST EXTENSION
CHCI-771	No significant values				NORTH WEST EXTENSION
CHCI-772	210.0	241.5	31.5	0.31	NORTH WEST EXTENSION
CHCI-773	31.5	64.5	33.0	1.15	PIT
	103.5	133.5	30.0	0.67
	147.0	156.0	9.0	0.49
CHCI-774	46.5	81.0	34.5	0.90	PIT
CHCI-775	160.5	214.5	54.0	2.56	PIT
CHCI-776	126.0	174.0	48.0	2.90	PIT
CHCI-777	85.5	118.5	33.0	1.26	PIT
CHCI-778	124.5	168.0	43.5	0.45	PIT
CHCI-779	114.0	139.5	25.5	1.37	PIT
CHCI-780	169.5	190.5	21.0	0.34	NORTH WEST EXTENSION
	208.5	225.0	16.5	0.42
CHCI-781	81.0	91.5	10.5	0.63	NORTH WEST EXTENSION
	114.0	126.0	12.0	0.47
	139.5	154.5	15.0	0.84
CHCI-782	No significant values				NORTH WEST EXTENSION
CHCI-783					NORTH WEST EXTENSION
CHCI-784					RONO
CHCI-785	195.0	223.5	28.5	0.77	RONO
CHCI-786	84.0	117.0	33.0	0.46	RONO
CHCI-787	No significant values				RONO
CHCI-788					RONO
CHCI-789					RONO
CHCI-790	207.0	238.5	31.5	0.28	RONO
CHCI-791	No significant values				RONO
CHCI-792					RONO
CHCI-793	51.0	105.0	54.0	0.19	RONO
CHCI-794	15.0	34.5	19.5	0.68	PIT
CHCI-795	No significant values				NORTH WEST EXTENSION
CHCI-796	10.5	21.0	10.5	0.73	PIT
CHCI-797	No significant values				NORTH WEST EXTENSION
CHCI-798	90.0	106.5	16.5	0.61	PIT
CHCI-799	246.0	252.0	6.0	7.60	PIT
CHCI-800	169.5	198.0	28.5	0.67	NORTH WEST EXTENSION
CHCI-801	No significant values				PIT
CHCI-802	202.5	213.0	10.5	0.64	RONO
CHCI-803	87.0	105.0	18.0	0.72	PIT

TSX: AUQ / NYSE: AUQ

Hole ID	From (m)	To (m)	Interval(m)	Grade Au g/t	Target
CHCI-804	94.5	111.0	16.5	2.24	PIT
CHCI-805	40.5	51.0	10.5	0.43	PIT
	73.5	88.5	15.0	0.29
CHCI-806	192.0	214.5	22.5	0.61	PIT
CHCI-807	No significant values				NORTH WEST EXTENSION
CHCI-808					SE OF PIT
CHCI-809	177.0	183.0	6.0	2.9	NORTH WEST EXTENSION
	192.0	220.5	28.5	0.27
CHCI-810	No significant values				SE OF PIT
CHCI-811					RONO
CHCI-812					SE OF PIT
CHCI-813					PIT
CHCI-814					LOMA PRIETA
CHCI-815	60.0	79.5	19.5	0.78	LOMA PRIETA
CHCI-816	No significant values				RONO
CHCI-817	76.5	85.5	9.0	1.37	LOMA PRIETA
CHCI-818	79.5	88.5	9.0	0.58	LOMA PRIETA
CHCI-819	No significant values				RONO
CHCI-820					LOMA PRIETA
CHCI-821	171.0	178.5	7.5	0.74	RONO
	207.0	226.5	19.5	0.93
CHCI-822	No significant values				LOMA PRIETA
CHCI-823					LOMA PRIETA
CHCI-824					RONO
CHCI-825	112.5	118.5	6.0	0.79	LOMA PRIETA
CHCI-826	No significant values				RONO
CHCI-827					LOMA PRIETA
CHCI-828	127.5	136.5	9.0	0.36	RONO
CHCI-829	73.5	79.5	6.0	1.18	LOMA PRIETA
CHCI-830	189.0	196.5	7.5	0.7	RONO
CHCI-831	36.0	52.5	16.5	0.49	PIT
	61.5	87.0	25.5	1.6
	228.0	235.5	7.5	0.6
CHCI-832	No significant values				PIT
CHCI-833	75.0	87.0	12.0	0.59	PIT
CHCI-834	246.0	256.5	10.5	1.67	PIT
CHCI-835	0.0	13.5	13.5	0.72	PIT
CHCI-836	13.5	22.5	9.0	4.00	PIT
	246.0	270.0	24.0	2.70
CHCI-837	No significant values				PIT
CHCI-838	157.5	183.0	25.5	0.49	PIT
CHCI-839	No significant values				PIT
CHCI-840					SE OF PIT
CHCI-841					PIT
CHCI-842					SE OF PIT
CHCI-843	Assays pending				SE OF PIT
CHCI-844					PIT
CHCI-845					SE OF PIT
CHCI-846					PIT
CHCI-847					PIT
CHCI-848					SE OF PIT
CHCI-849					LOMA PRIETA
CHCI-850					PIT
CHCI-851					PIT
CHCI-852					LOMA PRIETA
CHCI-853					NORTH WEST EXTENSION
CHCI-854					LOMA PRIETA
CHCI-855					LOMA PRIETA
CHCI-856					LOMA PRIETA
CHCI-857					LOMA PRIETA

TSX: AUQ / NYSE: AUQ

Hole ID	East	North	Elev.	AZ	DIP	Depth	Section	Target
CHCI-759	411137.50	3408353.00	485.92	33	-60	150.0	68	RONO
CHCI-760	411126.30	3408294.00	481.66	33	-60	300.0	67	RONO
CHCI-761	411151.60	3408277.00	483.70	33	-45	195.0	66	RONO
CHCI-762	411185.30	3408349.00	489.18	33	-60	240.0	66	RONO
CHCI-763	411213.90	3408309.00	494.06	33	-60	261.0	65	RONO
CHCI-764	411322.20	3408425.00	502.37	33	-55	85.5	64	RONO
CHCI-765	411250.60	3408318.00	499.04	33	-60	207.0	64	RONO
CHCI-766	411222.70	3408221.00	488.13	33	-50	210.0	63	RONO
CHCI-767	411347.20	3408082.00	488.42	33	-60	306.0	57	RONO
CHCI-768	411422.20	3408089.00	495.43	33	-60	283.5	55	NORTH WEST EXTENSION
CHCI-769	411513.51	3408061.36	485.66	33	-63	285.0	52	NORTH WEST EXTENSION
CHCI-770	411573.13	3408044.14	487.05	33	-60	250.5	50	NORTH WEST EXTENSION
CHCI-771	411676.82	3408152.03	491.03	33	-60	181.5	49	NORTH WEST EXTENSION
CHCI-772	411451.17	3408084.21	502.78	33	-60	294.0	54	NORTH WEST EXTENSION
CHCI-773	412767.95	3407526.96	437.44	33	-70	166.5	7	PIT
CHCI-774	412703.11	3407515.71	443.60	33	-60	250.5	9	PIT
CHCI-775	413058.06	3407422.69	469.71	20	-70	252.0	79	PIT
CHCI-776	413005.70	3407453.27	443.23	20	-70	240.0	81	PIT
CHCI-777	412803.02	3407465.73	442.92	33	-60	250.5	5	PIT
CHCI-778	412921.47	3407475.22	437.36	33	-67	258.0	2	PIT
CHCI-779	412889.32	3407476.75	437.31	33	-58	223.5	3	PIT
CHCI-780	411544.28	3407998.42	486.51	33	-60	289.5	50	NORTH WEST EXTENSION
CHCI-781	411551.04	3408119.92	487.29	33	-60	210.0	52	NORTH WEST EXTENSION
CHCI-782	411475.05	3407998.60	474.67	33	-62	304.5	52	NORTH WEST EXTENSION
CHCI-783	411435.59	3408153.85	495.48	33	-60	259.5	56	NORTH WEST EXTENSION
CHCI-784	411297.59	3408333.51	501.22	33	-50	199.5	63	RONO
CHCI-785	411099.24	3408297.56	481.18	33	-60	315.0	82	RONO
CHCI-786	411282.75	3408255.54	490.83	33	-60	211.5	62	RONO
CHCI-787	411109.47	3408365.50	482.39	33	-60	190.5	69	RONO
CHCI-788	411091.52	3408229.17	477.93	33	-60	382.5	67	RONO
CHCI-789	411220.35	3408268.35	500.09	33	-60	280.5	64	RONO
CHCI-790	411118.74	3408216.31	480.47	33	-60	270.0	66	RONO
CHCI-791	411361.51	3408156.29	492.76	33	-60	280.5	58	RONO
CHCI-792	411325.54	3408213.26	501.15	33	-60	271.5	60	RONO
CHCI-793	411247.89	3408353.72	505.05	33	-60	286.5	65	RONO
CHCI-794	413023.85	3407503.26	443.00	20	-65	193.5	81	PIT
CHCI-795	411485.18	3408235.94	488.65	33	-60	172.5	56	NORTH WEST EXTENSION
CHCI-796	413066.52	3407486.83	443.09	20	-65	216.0	79	PIT
CHCI-797	411490.87	3408138.35	496.97	33	-55	241.5	54	NORTH WEST EXTENSION
CHCI-798	412993.55	3407335.12	478.59	20	-60	306.0	80	PIT
CHCI-799	413082.47	3407314.24	497.29	20	-52	330.0	77	PIT
CHCI-800	411570.30	3408085.68	487.54	33	-60	300.0	51	NORTH WEST EXTENSION
CHCI-801	413039.85	3407286.66	496.46	20	-62	349.5	78	PIT
CHCI-802	411204.53	3408178.31	479.74	33	-60	241.5	63	RONO
CHCI-803	412971.79	3407360.37	478.57	20	-70	255.0	81	PIT
CHCI-804	413089.17	3407419.13	467.38	20	-55	222.0	78	PIT
CHCI-805	413239.58	3407396.36	498.36	20	-60	118.5	73	PIT
CHCI-806	413158.95	3407349.51	496.53	20	-53	253.5	75	PIT
CHCI-807	411620.02	3408119.13	489.00	33	-60	222.0	50	NORTH WEST EXTENSION
CHCI-808	413361.32	3407372.04	504.18	20	-60	166.5	69	SE OF PIT
CHCI-809	411537.10	3408025.50	485.95	33	-60	276.0	51	NORTH WEST EXTENSION
CHCI-810	413395.96	3407292.36	502.44	20	-60	190.5	67	SE OF PIT
CHCI-811	411055.95	3408234.30	480.75	33	-60	291.0	68	RONO
CHCI-812	413468.65	3407236.32	502.79	20	-60	288.0	64	SE OF PIT
CHCI-813	410987.63	3408355.25	482.40	33	-60	291.0	72	PIT
CHCI-814	413788.69	3406982.76	493.54	20	-60	196.5	51	LOMA PRIETA
CHCI-815	413789.96	3407065.49	495.95	20	-60	202.5	52	LOMA PRIETA
CHCI-816	411311.56	3408232.74	496.56	33	-60	252.0	61	RONO
CHCI-817	413872.30	3407013.90	495.08	20	-60	103.5	49	LOMA PRIETA
CHCI-818	413726.56	3407065.86	496.18	20	-60	178.5	54	LOMA PRIETA
CHCI-819	411142.53	3408472.89	486.92	33	-50	228.0	70	RONO

TSX: AUQ / NYSE: AUQ

Hole ID	East	North	Elev.	AZ	DIP	Depth	Section	Target
CHCI-820	413758.22	3407053.22	490.19	20	-60	166.5	53	LOMA PRIETA
CHCI-821	411073.48	3408325.77	478.32	33	-60	252.0	69	RONO
CHCI-822	413872.30	3407113.76	499.03	20	-60	100.5	50	LOMA PRIETA
CHCI-823	413631.69	3407169.26	503.21	20	-60	277.5	58	LOMA PRIETA
CHCI-824	410931.39	3408387.99	475.62	33	-60	282.0	74	RONO
CHCI-825	414150.66	3406919.66	558.86	20	-60	172.5	39	LOMA PRIETA
CHCI-826	410924.01	3408479.34	486.12	33	-60	240.0	76	RONO
CHCI-827	414016.42	3407068.80	502.09	20	-60	91.5	45	LOMA PRIETA
CHCI-828	410961.69	3408663.29	491.72	33	-60	228.0	78	RONO
CHCI-829	413928.64	3407011.02	503.71	20	-60	160.5	47	LOMA PRIETA
CHCI-830	410875.28	3408519.93	487.23	33	-60	366.0	78	RONO
CHCI-831	411986.19	3407793.84	383.86	33	-65	247.5	37	PIT
CHCI-832	413092.62	3407419.31	467.29	20	-75	283.5	78	PIT
CHCI-833	413053.86	3407406.25	467.43	20	-75	270.0	79	PIT
CHCI-834	413008.38	3407372.67	467.19	20	-60	300.0	80	PIT
CHCI-835	412085.06	3407892.34	383.43	33	-48	145.5	33	PIT
CHCI-836	413110.15	3407301.02	494.13	20	-50	300.0	76	PIT
CHCI-837	413190.99	3407262.31	495.92	20	-60	318.0	73	PIT
CHCI-838	413192.76	3407358.00	496.82	20	-60	246.0	74	PIT
CHCI-839	413164.00	3407272.65	495.37	20	-55	348.0	74	PIT
CHCI-840	413427.24	3407212.72	539.16	20	-65	172.5	65	SE OF PIT
CHCI-841	412598.86	3407303.00	530.43	33	-75	390.0	8	PIT
CHCI-842	413425.19	3407306.85	540.74	20	-60	148.5	66	SE OF PIT
CHCI-843	413454.80	3407108.00	537.09	20	-60	190.5	63	SE OF PIT
CHCI-844	413249.80	3407338.00	536.37	20	-60	219.0	72	PIT
CHCI-845	413390.40	3407371.00	505.15	20	-60	180.0	66	SE OF PIT
CHCI-846	413296.70	3407380.00	500.84	20	-60	148.5	71	PIT
CHCI-847	413202.30	3407380.00	497.83	20	-55	186.0	74	PIT
CHCI-848	413571.50	3407252.00	505.57	20	-60	82.5	61	SE OF PIT
CHCI-849	413692.50	3407071.00	498.70	20	-60	139.5	55	LOMA PRIETA
CHCI-850	412733.20	3407514.00	437.30	33	-70	234.0	8	PIT
CHCI-851	411820.93	3407931.19	461.40	33	-60	216.0	41	PIT
CHCI-852	413808.01	3407025.14	495.00	20	-60	163.5	52	LOMA PRIETA
CHCI-853	411587.65	3407962.83	484.36	33	-60	258.0	48	NORTH WEST EXTENSION
CHCI-854	413841.53	3407118.81	498.90	20	-60	88.5	52	LOMA PRIETA
CHCI-855	413910.23	3407128.72	500.80	20	-60	82.5	49	LOMA PRIETA
CHCI-856	413979.58	3406972.56	517.84	20	-60	133.5	45	LOMA PRIETA
CHCI-857	413855.99	3406983.91	493.12	20	-60	169.5	47	LOMA PRIETA

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Appendix

Figure 1: El Chanate Plan View

Figure 2: North West Extension

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Figure 3: Rono

Figure 4: Loma Prieta

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Figure 5: El Chanate / Highvista Land Package